Exhibit 99.1

News Release

Immediate Release

Trico Engineering joins North American design firm Stantec

CHARLESTON SC (September 4, 2007) TSX:STN; NYSE:SXC

Stantec announced today that South Carolina consulting firm Trico Engineering Consultants, Inc. has joined the Company. Based in North Charleston, Trico adds approximately 130 employees specializing in civil engineering, surveying, landscape architecture, and planning.

“With Trico, we significantly enhance our presence, depth and experience in the Charleston area,” says Stantec President and CEO Tony Franceschini. “Their services complement much of what we’re already doing in the Southeast, and we look forward to expanding those services further into the coastal areas of the Carolinas.”

For over 25 years, Trico has worked on a broad range of residential and commercial development projects in the greater Charleston area, including the 300-acre Centre Point development in North Charleston. Centre Point now houses the area’s first retail outlet center and has become a centerpiece of the city’s redevelopment efforts.

“Joining Stantec really opens up opportunities for our employees and our clients,” says Cleve Gillette, Trico President and General Manager. “Stantec’s wide network of staff and resources allows us to offer even more services to our clients, while we continue to do the same quality work right here from our local office.”

Trico has offices in North Charleston and Georgetown, South Carolina. Stantec’s existing office in Charleston will merge with Trico’s North Charleston office later this month. With Trico, Stantec now has 10 offices with over 400 employees in the Carolinas and the Southeast.

For more information visit http://announcements.stantec.com/trico

Stantec, founded in 1954, provides professional design and consulting services in planning, engineering, architecture, surveying, and project management. The Company supports public and private sector clients in a diverse range of markets, at every stage, from initial concept and financial feasibility to project completion and beyond. Services are offered through more than 6,500 employees operating out of about 100 locations in North America and the Caribbean. Stantec trades on the Toronto Stock Exchange under the symbol STN and on the New York Stock Exchange under the symbol SXC.

Cautionary note regarding forward-looking statements
This press release contains "forward-looking statements". Some of these statements may involve risks and uncertainties and other factors that may be beyond the control of Stantec and cause actual results to be materially different from those contained in such forward-looking statements. Additional information concerning factors that could cause actual results to materially differ from those in the forward-looking statements is contained in Stantec's filings with the Canadian provincial securities commissions and the United States Securities and Exchange Commission.

Media Contact Jay Averill Stantec Media Relations Tel : (780) 917-7441 jay.averill@stantec.com	Trico Contact Cleve Gillette President & GM Tel: (843) 740-7700 cgillette@tricoengineering.com	Investor Contact Simon Stelfox Stantec Investor Relations Tel: (780) 917-7288 simon.stelfox@stantec.com
One Team. Infinite Solutions.